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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             SHAW INDUSTRIES, INC.
                                (NAME OF ISSUER)

                             SHAW INDUSTRIES, INC.
                       (NAME OF PERSON FILING STATEMENT)

                                  COMMON STOCK
                 SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)

                                  8202-86-102
                     (Cusip Number of Class of Securities)

                            BENNIE M. LAUGHTER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                             SHAW INDUSTRIES, INC.
                             616 EAST WALNUT AVENUE
                                P.O. DRAWER 2128
                             DALTON, GEORGIA 30720
                            TELEPHONE (706) 278-3812
          (Name, Address and Telephone Number of Person Authorized to
    Receive Notices and Communications on Behalf of Person Filing Statement)

                                WITH A COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                            191 PEACHTREE STREET NE
                                SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6600

                                FEBRUARY 9, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
                             ---------------------
                           CALCULATION OF FILING FEE


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                 TRANSACTION VALUE                                 AMOUNT OF FILING FEE
--------------------------------------------------- ---------------------------------------------------
                   $112,000,000*                                          $22,400
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

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 8,000,000 shares at $14.00 per share.

[ ] Check box if any part of the fee is offset as provided by rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              AMOUNT PREVIOUSLY PAID:                                  FILING PARTY:
--------------------------------------------------- ---------------------------------------------------
                        N/A                                                 N/A
             FORM OR REGISTRATION NO.:                                  DATE FILED:
--------------------------------------------------- ---------------------------------------------------
                        N/A                                                 N/A

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

ITEM 1.  SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Schedule 13E-4 relates is Shaw Industries, Inc., a Georgia corporation (the "Company"), and the address of its principal executive office is 616 East Walnut Avenue, P.O. Drawer 2128, Dalton, Georgia 30722.

     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 8,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock (the "Common Stock"), including the associated rights to purchase Series A Participating Preferred Stock (the "Rights") issued pursuant to the Rights Agreement between the Company and NationsBank, N.A., as successor to Citizens and Southern Trust Company (Georgia), N.A. (together, the Common Stock and the Rights are referred to as the "Shares"), 131,118,065 of which Shares were outstanding as of January 30, 1998, at a price not in excess of $14.00 nor less than $11.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibit 9(a)(1) and 9(a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer -- Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Introduction" and the "The
Offer -- Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "The Offer -- Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in "Introduction" and "The
Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 10, Certain Information Concerning the Company," "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares," and "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction" and "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer -- Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a)-(b) The information set forth in "The Offer -- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. The information set forth in the Consolidated Financial Statements of the Company and Notes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, incorporated by reference in, and filed as Exhibit 13 to the Company's Annual Report on Form 10-K for the year ended December 28, 1996, and Items 2 and 1, respectively, of the Company's Quarterly Report on Form 10-Q for the Period Ended September 27, 1997, are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "The Offer -- Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Form of Offer to Purchase, dated February 9, 1998.

     (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

     (3) Form of Notice of Guaranteed Delivery.

     (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (6) Text of Press Release issued by the Company, dated January 29, 1998 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Commission on February 2, 1998).

     (7) Text of Press Release issued by the Company, dated February 9, 1998.

     (8) Form of Summary Advertisement, dated February 9, 1998.

     (9) Form of Letter to Shareholders of the Company, dated February 9, 1998, from Robert E. Shaw, Chairman of the Board and Chief Executive Officer of the Company.

     (10) Form of Letter to Participants for use by the Trustee of the Retirement Savings Plan.

     (11) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (b)(1) Commitment Letter dated February 4, 1998 from NationsBank, N.A. and SunTrust Bank, Atlanta.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g)(1) Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Exhibit 13 the Company's Annual Report on Form 10-K for the Year Ended December 28, 1996). *

     (2) Management's Discussion and Analysis of Financial Condition and Results of Operations (incorporated by reference to Item 2 of the Company's Quarterly Report on Form 10-Q for the Period Ended September 27, 1997). *

     (3) Consolidated Financial Statements of the Company and Notes thereto (incorporated by reference to Exhibit 13 to the Company's Annual Report on Form 10-K for the Year Ended December 28, 1996). *

     (4) Condensed Consolidated Financial Statements of the Company and Notes thereto (incorporated by reference to Item 1 of the Company's Quarterly Report on Form 10-Q for the Period Ended September 27, 1997). *
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* The Company's Commission File Number is 1-06853.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                          SHAW INDUSTRIES, INC.

                                          By:    /s/ BENNIE M. LAUGHTER
                                            ------------------------------------
                                            Name: Bennie M. Laughter
                                            Title:  Vice President, Secretary
                                                    and General Counsel

February 9, 1998

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  (a)(1)   --  Form of Offer to Purchase, dated February 9, 1998.
     (2)   --  Form of Letter of Transmittal (including Certification of
               Taxpayer Identification Number on Substitute Form W-9).
     (3)   --  Form of Notice of Guaranteed Delivery.
     (4)   --  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
     (5)   --  Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees.
     (6)   --  Text of Press Release issued by the Company, dated January
               29, 1998 (incorporated by reference to Exhibit 99.1 to the
               Company's Current Report on Form 8-K filed with the
               Commission on February 2, 1998).
     (7)   --  Text of Press Release issued by the Company, dated February
               9, 1998.
     (8)   --  Form of Summary Advertisement, dated February 9, 1998.
     (9)   --  Form of Letter to Shareholders of the Company, dated
               February 9, 1998, from Robert E. Shaw, Chairman of the Board and Chief Executive Officer of the Company.
     (10)  --  Form of Letter to Participants for use by the Trustee of the
               Retirement Savings Plan.
     (11)  --  Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
  (b)(1)   --  Commitment Letter dated February 4, 1998 from NationsBank,
               N.A. and SunTrust Bank, Atlanta.
  (c)      --  Not applicable.
  (d)      --  Not applicable.
  (e)      --  Not applicable.
  (f)      --  Not applicable.
  (g)(1)   --  Management's Discussion and Analysis of Financial Condition
               and Results of Operations (incorporated by reference to
               Exhibit 13 the Company's Annual Report on Form 10-K for the
               Year Ended December 28, 1996).*
     (2)   --  Management's Discussion and Analysis of Financial Condition
               and Results of Operations (incorporated by reference to Item
               2 of the Company's Quarterly Report on Form 10-Q for the
               Period Ended September 27, 1997).*
     (3)   --  Consolidated Financial Statements of the Company and Notes
               thereto (incorporated by reference to Exhibit 13 to the
               Company's Annual Report on Form 10-K for the Year Ended
               December 28, 1996).*
           --  Condensed Consolidated Financial Statements of the Company
               and Notes thereto (incorporated by reference to Item 1 of
               the Company's Quarterly Report on Form 10-Q for the Period
               Ended September 27, 1997).*

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* The Company's Commission File Number is 1-06853.